FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 28, 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland plc

28 April 2015

Annual Report and Accounts 2014

A copy of the Annual Report and Accounts 2014 for The Royal Bank of Scotland plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do

The document will be available on The Royal Bank of Scotland Group plc's website at http://www.investors.rbs.com/results-centre/annual-report-subsidiary-results/2014.aspx

For further information, please contact:-

RBS Media Relations
+44 (0) 131 523 4205

Investors
Richard O'Connor
Head of Investor Relations
+44 (0) 207 672 1758

For the purpose of compliance with the Disclosure and Transparency Rules, this announcement also contains risk factors extracted from the Annual Report and Accounts 2014 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2014.

Risk factors
Set out below are certain risk factors which could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group. The Group is the principal operating subsidiary of The Royal Bank of Scotland Group ("RBSG", together with its subsidiaries the "RBS Group"). Accordingly, risk factors below which relate to RBSG and the RBS Group will also be applicable to the Bank and the Group and the occurrence of any such risks could have a material adverse effect on the Group's business, reputation, results of operations, financial condition and/or cash flows.

The RBS Group's ability to achieve its capital targets will depend on the success of the RBS Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group Inc (CFG).
In response to the global economic and financial crisis that began in 2008 and the weak economic environment that followed, the RBS Group engaged in a financial and core business restructuring focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding, lowering exposure to capital-intensive businesses and meeting new capital standard requirements.  In November 2013, following HM Treasury's assessment of the merits of creating an external "bad bank" to hold certain assets of the RBS Group, the RBS Group committed to take a series of actions to further derisk its business and strengthen its capital position. In order to strengthen its capital position and CET1 ratio, the RBS Group decided to accelerate the divestment of Citizens Financial Group (CFG), the RBS Group's US banking subsidiary, by selling off 28.75 per cent in an initial public offering in September 2014, and selling a further 24.7 per cent. of its interest in a public offering in March 2015 (with an over - allotment option representing a total of 28.4 per cent of CFG's common shares), and fully divesting its interest in CFG by the end of 2016; and to intensify management actions to reduce risk weighted assets (including through an accelerated divestment of certain of the non-core assets transferred to RBS Capital Resolution ("RCR")).

In the first quarter of 2015, the RBS Group announced its intention to restructure its corporate and institutional banking ("CIB") business to focus on UK corporate and financial institutions with a targeted presence in selected western European customer segments. The future CIB model will:
• focus on the RBS Group's leading positions in UK rates, debt capital markets and foreign exchange;

•      retain two trading hubs in the US and Singapore to support the main London trading operation; exit central and eastern Europe, the Middle East and Africa, and substantially reduce its presence in Asia and in the US; and

• complete the run-down of US asset-backed products.

Following the decision to refine the CIB business model, the RBS Group has decided to lift its capital targets and move to a CET1 ratio of around 13% during the restructuring period (higher than the targets of 11% by 31 December 2015 and above 12% by the end of 2016 previously announced).

In addition, the RBS Group is in the process of implementing the new divisional and functional structure put into place in 2014 and, as a result of the restructuring of its CIB business, is now taking further steps to implement a number of strategic initiatives which will result in a further reduction of the RBS Group's balance sheet as well as the scope of its activities.  Implementation by the RBS Group of these initiatives will require significant restructuring of the RBS Group at the same time that it will also be implementing structural changes to comply with regulatory changes including those introduced under the UK Financial Services (Banking Reform) Act 2013 (the "Banking Reform Act 2013"), including its ring-fencing requirements (the "ring-fence"). See also 'Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group's business. These changes could have a material adverse effect on the RBS Group and/or the Group'. There can be no assurance that the RBS Group will be able to successfully implement this restructuring programme together with other changes required of the RBS Group in the time frames contemplated or at all, and, as a result, the RBS Group may not be able to meet its capital targets.

The RBS Group's ability to dispose of businesses and certain portfolios, including the further disposal of its remaining stake in CFG and potential disposals associated with the restructuring of its CIB business, and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile. As a result there is no assurance that the RBS Group will be able to sell or run-down (as applicable) the businesses it is now planning to sell or exit or asset portfolios it is seeking to sell either on favourable economic terms to the RBS Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. The RBS Group may be exposed to deteriorations in the businesses or portfolios being sold between the announcement of the disposal and its completion, which period may span many months. In addition, the RBS Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the RBS Group's ability to implement its strategic plan and achieve its capital targets and could have a material adverse effect on the RBS Group's and/or the Group's business, reputation, results of operations, financial condition and cash flows. There can also be no assurance that if the RBS Group is able to execute its new strategic plan that the new strategy will ultimately be successful or beneficial to the RBS Group's and/or the Group.

Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group's business. These changes could have a material adverse effect on the RBS Group and/or the Group.
The UK Government's White Paper on Banking Reform published in September 2012 outlined material structural reforms in the UK banking industry. The measures were drawn in large part from the recommendations of the Independent Commission on Banking ("ICB"), which in its final report published in 2012, included the implementation of a ring-fence of retail banking operations.  The implementation of the ring-fencing of retail banking operations was introduced under the Banking Reform Act 2013. The Banking Reform Act 2013 provided primary enabling legislation in the short term with a view to completing the legislative framework for the ring-fence of retail banking operations by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation by 2019.  In June 2014, HM Treasury published two statutory instruments, which were passed by Parliament in July 2014, setting out the detail of the ring-fencing regime, specifying which entities will be "ring-fenced banks" and the activities and services that ring-fenced banks can, and cannot, conduct which came into force on 1 January 2015. The third and final statutory instrument on pensions regulation was passed by Parliament on 4 March 2015. In October 2014, the PRA published its first consultation paper (CP19/14) on the PRA's ring-fencing rules, focusing on legal structure, governance and continuity of services and facilities.  The PRA requested that all firms expected to be affected by ring-fencing, including the RBS Group, submit a preliminary plan of their anticipated legal and operating structures to their supervisors by 6 January 2015, which the RBS Group has done. The PRA will carry out further consultations during 2015 with the RBS Group and other affected UK banks and is expected publish its final rules and supervisory statements during 2016.

Although final rules and supervisory statements will not be available until 2016, based on the proposals put forward by the RBS Group to the PRA and the FCA to implement the ring-fence, the RBS Group has identified a number of material risks associated with such implementation in addition to the uncertainty associated with starting to plan implementation before final rules and guidance are in place.

These risks will be exacerbated by the RBS Group's other ongoing restructuring efforts.
•
The RBS Group intends to establish a ring-fence bank ("RFB") for its banking services while the non-ring-fence group ("NRFB") will hold the RBS Group's remaining CIB activities, the operations of RBS International and some corporate banking activities that are not permitted activities for the RFB and will be the remaining businesses following completion of the restructuring of the RBS Group's CIB business.  The establishment of the RFB and the NRFB will require a significant legal and organisational restructuring of the RBS Group and the transfer of large numbers of customers between legal entities.  The scale and complexity of completing this process and the operational and legal challenges that will need to be overcome will pose significant execution risks for the RBS Group.  The legal restructuring and migration of customers will have a material impact on how the RBS Group conducts its business and the RBS Group is unable to predict how some customers may react to any requirement  to deal with both the RFB and NRFB to obtain certain products and services. Such implementation will be costly and although final implementation is not required until 2019, there is no certainty that the RBS Group will be able to complete the legal restructuring and migration of customers to the RFB or NFRB, as applicable, such that the ring-fence exercise is completed on time or in accordance with future regulatory rules for which there is currently significant uncertainty.

•
As part of the establishment of the RFB, it will be necessary for the RFB to operate independently from the NRFB and an entirely new corporate governance structure will need to be put in place by the RBS Group to ensure the RFB's independence.  These requirements have implications for how the RBS Group sets up its board and committee corporate governance structure and the RBS Group cannot predict how the Group will function as a public listed company with a subsidiary (the RFB) that will have an independent board and committee structure.  In addition, the RBS Group will need to revise its operations infrastructure so as to establish an appropriate level of segregation of the infrastructure of the RFB in areas such as information technology ("IT") infrastructure, human resources and the management of treasury operations, including capital and liquidity. The RBS Group will also need to evaluate, among other things, the tax exposure of each of the RFB and NRFB, as well as the impact of the ring-fence on intra group funding and the credit ratings and external funding arrangements of each of these entities. As this structure has never been tested, the RBS Group cannot provide any assurances regarding its ability to successfully implement such a structure.  Although the intention is to establish corporate governance and operations in accordance with applicable rules (although not yet finalised) that are as cost efficient as possible, the effects of operating the RBS Group, the RFB and the NRFB in this manner could have a material adverse effect on the RBS Group's business, financial condition and results of operations.

•
In order to comply with the ring-fence requirements, from 2026 it will not be possible for the RFB and the NRFB to participate in the same pension plan.  As a result, it will be necessary for either the RFB or NRFB to leave the pension plan which will trigger certain legal and regulatory obligations. Although the RBS Group will have a number of options available to it to meet its obligations resulting from the separation, it is expected that the costs of separation will be material, including possibly increasing annual cash contributions required to be made into the RBS Group's pension plans.  See 'The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and to satisfy ring-fencing requirements'.

•
Implementation of the ring-fence proposals in the UK will result in major changes to the RBS Group's corporate structure, to the delivery of its business activities conducted in the UK and other jurisdictions where the RBS Group will operate, as well as changes to the RBS Group's business model. The steps required to implement the ring-fence of its retail and certain other core banking activities in the UK from other activities of the RBS Group as well as restructuring other operations within the RBS Group in order to comply with the new rules and regulations are extraordinarily complex and will take an extended period of time to put into place.  Implementation will be costly and there can be no assurance that the ring-fence of the RFB and the NRFB will be completed on time to meet the regulatory deadline in 2019.  As a result, the implementation of the ring-fence could have a material adverse effect on the RBS Group's and/or the Group's reputation, results of operations, financial condition and prospects.

The RBS Group continues to implement certain divestment and restructuring activities announced in 2013 and 2014 as part of its 2013/2014 Strategic Plan but will now enter a further period of major restructuring through the implementation of the regulatory regime relating to the ring-fence of financial institutions by 2019 and the restructuring of the RBS Group's CIB business. Although the goals of this long period of restructuring are to emerge as a less complex and safer bank there can be no assurance that the final results will be successful and that the RBS Group and/or the Group will be a viable, competitive, customer focused and profitable bank.
In the third quarter of 2013 and in 2014, the RBS Group revised its strategic plan by implementing its new divisional and functional structure and embarked on a major investment program to upgrade the RBS Group's operations and IT infrastructure (the "2013/2014 Strategic Plan"). The 2013/2014 Strategic Plan built on the core business restructuring implemented by the RBS Group after the financial crisis which initially focused on reducing the size of the RBS Group's balance sheet, disposing of the "higher risk and capital intensive assets" in RCR and strengthening the RBS Group's capital position, including though the full divestment of the RBS Group's interest in CFG. The 2013/2014 Strategic Plan was intended to reduce the size of the RBS Group's business, mainly within the Markets division, and further strengthen its capital position in response to continuing regulatory change and simplifying the RBS Group by replacing the previous divisional structure with three customer facing franchises focused on the UK and a smaller group of UK based customers.

The 2013/2014 Strategic Plan, the restructuring of the RBS Group's CIB business, the implementation of a ring-fence compliant structure and the IT and operational investment programme (as described below) hereinafter collectively referred to as the "Transformation Plan". With the implementation of the Transformation Plan, and in particular  the restructuring of the RBS Group's CIB business and implementation of the regulatory ring-fence regime coming into force in the UK, the RBS Group is entering a further period of major restructuring, that will require significant resource and management attention over the next four years, with the intent to continue simplifying the RBS Group's business, making the bank safer by narrowing its business focus, further strengthening its capital position and improving its customer offering.

Each aspect of the implementation of the Transformation Plan carries material risks. See also 'Implementation by the RBS Group of the various initiatives and programmes which form part of the RBS Group's Transformation Plan subjects the RBS Group to increased and material execution risk'. In addition, although the goal is to emerge as a simpler, safer, customer focused and profitable bank, the aggregate business of the RBS Group will be materially smaller and different than the institution that entered the financial crisis as one of the largest and most diverse financial institutions in the world.  On completion of the Transformation Plan in 2019 the RBS Group will be primarily a UK and Western Europe focused bank with a much less diverse group of businesses, products and services.  It will service a much smaller group of customers, including large corporate and financial institutions, with its focus and its potential for profitability and growth largely dependent on its success with its retail and SME customers in the UK.

This smaller customer base and geographic concentration also carry material business risks.  As a result, in addition to the execution risks associated with completion of the Transformation Plan there can be no assurance that even if the RBS Group executes the Transformation Plan it will prove to be a successful strategy or that the RBS Group, on completion of the Transformation Plan, will be a viable, competitive, customer focused and profitable bank. For a further description of the risks associated with the various initiatives comprised in the Transformation Plan, See 'The RBS Group's ability to achieve its capital targets will depend on the success of the RBS Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group', 'Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group's business. These changes could have a material adverse effect on the RBS Group and/or the Group', 'The RBS Group is currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group's IT and operational investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the RBS Group's and/or the Group's operations and its ability to retain or grow its customer business'. Failure of the Transformation Plan to result in a viable, competitive, customer focused and profitable bank would have a material adverse effect on the RBS Group's and/or the Group's business, results of operations and financial condition.

The RBS Group is currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group's IT and operational investment programme.  Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the  RBS Group's and/or the Group's operations and its ability to retain or grow its customer business.
The intent of the 2013/2014 Strategic Plan and of the restructuring of the RBS Group's CIB business is to further simplify and downsize the RBS Group with an increased focus on service to its customers. Such initiatives are being combined and supplemented with significant investments in technology and more efficient support functions intended to contribute to delivering significant improvements in the RBS Group's Return on Equity and costs: income ratio in the longer term as well as improve the resilience, accessibility and product offering of the RBS Group.

The RBS Group started implementing an investment programme of £750 million in 2013 expected to run through 2015 to materially upgrade its IT capability in the UK, to enhance the digital services provided to its bank customers and also improve the reliability and resilience of the IT systems following a number of system failures in the past couple of years. This investment in the RBS Group's IT capability is intended to address the material increase in customer use of online and mobile technology for banking over the past few years as well as provide the capability to continue to grow such services in the future.  Increasingly many of the products and services offered by the RBS Group are, and will become, technology intensive and the RBS Group's ability to develop such services has become increasingly important to retaining and growing the RBS Group's customer business in the UK.

If the RBS Group is unable to offer competitive, attractive and innovative products that are also profitable, it could lose market share, incur losses on some or all of its activities and lose opportunities for growth. In addition to upgrading its current IT infrastructure, the RBS Group is also undertaking a major project to rationalise its legacy IT infrastructure, aiming to lower costs and improve resilience. With the implementation of the ring-fence regulatory regime there will be further need to manage the RBS Group's IT infrastructure to comply with the regulatory requirements of such regime.

As with any project of comparable size and complexity, there can be no assurance that the RBS Group will be able to implement all of the initiatives forming part of its investment plan, including the IT investment programme on time or at all, and it may experience unexpected cost increases and delays.  Any failure by the RBS Group to realise the benefits of this investment programme, whether on time or at all, could have a material adverse effect on the RBS Group's and/or the Group's business, results of operations and its ability to retain or grow its customer business.

Implementation by the RBSGroup of the various initiatives and programmes which form part of the RBS Group's Transformation Plan subjects the RBS Group to increased and material execution risk.
The level of structural change intended to be implemented within the RBS Group over the medium term as a result of the Transformation Plan, taken together with the overall scale of change to make the RBS Group a smaller, more focused financial institution, will be disruptive and is likely to increase operational and people risks for the RBS Group and to impact its revenues and business.  As a result of the material restructuring plans that make up the Transformation Plan, the RBS Group is subject to increased and material execution risk in many areas including:
•
Implementation of the Transformation Plan is expected to result in significant costs, mainly in connection with the RBS Group's restructuring of its CIB business, which costs will be incremental to current plans and exclude potential losses on the sale of financial assets and transfer of financial liabilities. Due to material uncertainties and factors outside the RBS Group's control, the costs of implementation could be materially higher than currently contemplated.  One of the objectives of the Transformation Plan is also to achieve a medium-term reduction in annual underlying costs (i.e., excluding restructuring and conduct-related charges). Due to material uncertainties and factors outside the RBS Group's control, this level of cost saving may not be achieved within the planned timescale or at any time.

•
The Transformation Plan includes assumptions on levels of customer retention and revenue generation from the new business model.  Due to material uncertainties and factors outside the RBS Group's control, including normal levels of market fluctuation, this level of revenue may not be achieved in the timescale envisaged or at any time.

•
The RBS Group will be reliant on attracting and retaining qualified employees to manage the implementation of the Transformation Plan and, in particular, the restructuring of the RBS Group's CIB business and to oversee the implementation of the ring-fence and operate in the new ring-fence environment.  No assurance can be given that it will be able to attract and retain such employees. See also 'The RBS Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The RBS Group may also suffer if it does not maintain good employee relations'.

•
The significant reorganisation and restructuring resulting from the combined initiatives constituting the Transformation Plan will fundamentally change the RBS Group's business.  Implementation will be disruptive and will increase operational risk. See 'Operational risks are inherent in the RBS Group's businesses and these risks could increase as the RBS Group implements its Transformation Plan'.

•
The Transformation Plan makes certain assumptions about future regulation including, but not limited to, the rules to be issued by PRA and FCA in connection with the ring-fence regime.  Material differences between the rules ultimately adopted and the assumptions made in the plan proposed to implement the ring-fence could make it impossible to execute the ring-fence as currently envisaged.  The Transformation Plan is also intended to improve the RBS Group's control environment, particularly in its remaining CIB franchise.  Due to material uncertainties, factors beyond the RBS Group's control, and the increased operational risk described above, there can be no guarantee that such improvements will be achieved in the timescale envisaged or at any time or that it will not result in further regulatory scrutiny.

If any of the risks outlined above were to occur, singly or in the aggregate, they could have a material adverse effect on the RBS Group's and/or the Group's business, results of operations and financial condition.

The RBS Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBS Group's operations, operating results, investor confidence and reputation.
The RBS Group's operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, the RBS Group has recently settled a number of legal and regulatory investigations and is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The RBS Group is involved in ongoing class action litigation, investigations into foreign exchange trading and rate setting activities, continuing LIBOR related litigation and investigations, securitisation and securities related litigation and civil and criminal investigations, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In November 2014, the RBS Group announced that it had reached a settlement with the FCA in the United Kingdom and with the Commodity Futures Trading Commission (CFTC) in the US in relation to investigations into failings in RBS Group's foreign exchange business within its Corporate and Institutional Banking division. The RBS Group agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. The RBS Group continues to cooperate with these and other governmental and regulatory authorities and remains in discussion with these authorities on these issues including settlement discussions regarding the criminal investigation being conducted by the anti-trust and criminal division of the US Department of Justice and certain other financial regulatory authorities.

Settlements in relation to these ongoing investigations may result in additional financial, non-monetary penalties, and collateral consequences, which may be material, and may give rise to additional legal claims being asserted against the RBS Group. The RBS Group entered into a deferred prosecution agreement in 2013 in connection with the settlement of the charges relating to the LIBOR investigation (the "LIBOR DPA"). Findings of misconduct by the US Department of Justice relating to the RBS Group, its subsidiaries or employees, may result in a breach of the terms of the  LIBOR DPA which may lead to an extension of its terms or further prosecution.

Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.  It is expected that the RBS Group will continue to have a material exposure to legacy litigation and governmental and regulatory proceedings and investigations in the medium term. For more detail on certain of the RBS Group's ongoing legal, governmental and regulatory proceedings, see Note 31 in this report. Adverse regulatory, governmental or law enforcement proceedings or adverse judgements in litigation could result in restrictions or limitations on the RBS Group's and/or the Group's operations or have a significant effect on the RBS Group's and/or the Group's  reputation, results of operations and capital position.

The RBS Group may be required to make new or increase existing provisions in relation to legal proceedings, investigations and governmental and regulatory matters. In Q3 2014, the RBS Group booked a provision of £400 million relating to penalties incurred in connection with the investigations and reviews relating to foreign exchange trading settled with the FCA and the CFTC and during Q4 2014 an additional provision of £320 million was taken in respect of foreign exchange trading-related investigations. The RBS Group also booked during 2014 additional provisions of £650 million for Payment Protection Insurance (resulting in total provisions made for this matter of £3.7 billion, of which £2.9 billion had been utilised at 31 December 2014). The provision for interest rate hedging products redress and administration costs was also increased by £185 million in 2014, with total provisions relating to this matter totalling £1.4 billion, of which £1.0 billion had been utilised at 31 December 2014. Significant increases in provisions relating to ongoing investigations may have an adverse effect on the RBS Group's and/or the Group's reputation as well as its financial condition and results of operations.

The RBS Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects heightened levels of regulatory supervision to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, consumer protection regimes, anti-money laundering and antiterrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past, current or future failures to comply with any one or more of these laws or regulations could have a material adverse effect on the RBS Group's and/or the Group's reputation, financial condition and results of operations.

The RBS Group is subject to political risks.
Ahead of the upcoming UK election in May 2015, there is uncertainty around how the policies of the elected government may impact the RBS Group, including a possible referendum on the UK's membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the RBS Group and the Group operates and the fiscal, monetary, legal and regulatory requirements to which it is subject, and in turn could have a material adverse effect on its business, financial condition and results of operations.

The RBS Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The RBS Group may also suffer if it does not maintain good employee relations.
Implementation of the RBS Group's strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which include directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the RBS Group). Following the implementation in the UK of provisions of CRD IV relating to compensation in the financial sector and taking into account the views of UKFI, the RBS Group is restricted from paying variable remuneration to individuals for a particular year in an amount higher than the level of his or her fixed remuneration which may place the RBS Group at a competitive disadvantage.

The RBS Group's directors as well as members of its executive committee and certain other senior managers and employees will also be subject to the new responsibility regime introduced under the Banking Reform Act 2013 which will impose greater responsibility on such individuals. The new rules include (i) a senior managers' regime which will require such senior managers to be pre-approved either by the PRA or FCA whilst the new rules themselves also introduce a "presumption of responsibility" for those approved as such -  where contraventions of a relevant regulatory requirement occur, the accountable senior manager will be presumed guilty of misconduct unless he or she shows to the satisfaction of the relevant regulator that he or she took all reasonable steps to prevent the contravention occurring (or continuing) , (ii) a certification regime which will require the RBS Group to assess the fitness and propriety of certain of its employees (other than senior managers), who are considered to pose a risk of significant harm to the RBS Group or its customers and (iii) a conduct rules regime (which as currently proposed would apply regulatory prescribed conduct rules to most employees of the RBS Group with a UK nexus).

The rules implementing the new regime are still under consultation by the PRA and the FCA and there remains uncertainty as to the final scope of the new rules and any transitional arrangements. Final rules are expected to enter into force in late 2015 (and early 2016 for the new certification regime). The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the reverse burden of proof as well as the allocation of responsibilities introduced by the new rules.

In addition to the effects of such measures on the Group's ability to retain non-executive directors, senior management and other key employees, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

The RBS Group's changing strategy, particularly as a result of the RBS Group's 2013/2014 Strategic Plan, including the accelerated disposal of the RBS Group's interest in CFG, led to the departure of many experienced and capable employees. The continuing restructuring of the RBS Group, including as a result of the restructuring of the RBS Group's CIB business and the implementation of the ring-fence regulatory regime, is expected to lead to the departure of additional experienced and capable employees. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the Transformation Plan could have an adverse impact on the implementation of the RBS Group's Transformation Plan and regulatory commitments. The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the Transformation Plan, and in particular the implementation of the ring-fence and the restructuring of the RBS Group's CIB business could prevent the Group from successfully implementing its strategy.  This could have a material adverse effect on the RBS Group's and/or the Group's business, financial condition and results of operations.

In addition, certain of the RBS Group's employees in the UK, continental Europe and other jurisdictions in which the RBS Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the RBS Group and a breakdown of these relationships could adversely affect the RBS Group's and/or the Group's business, reputation and results.

Operational risks are inherent in the RBS Group's businesses and these risks could increase as the RBS Group implements its Transformation Plan.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The RBS Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisations, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the RBS Group's suppliers or counterparties.

Operational risks will be heightened as a result of the RBS Group's implementation of its Transformation Plan as described in more detail under 'Implementation by the RBS Group of the various initiatives and programmes which form part of the RBS Group's Transformation Plan subjects the RBS Group to increased and material execution risk'.  Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to plans to mitigate operational risk associated with the RBS Group's activities as well as the implementation of the RBS Group's Transformation Plan, it is not possible to be certain that such actions  have been or will be effective in controlling each of the operational risks faced by the RBS Group. Ineffective management of operational risks, including the material operational risks that will arise in implementing the Transformation Plan, could have a material adverse effect on the RBS  Group's and/or the Group's business, financial condition and results of operations.

The RBS Group operates in highly competitive markets that are subject to intense scrutiny by the competition authorities. Its business and results of operations may be adversely affected by increasing competitive pressures and competition rulings and other government measures.
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is changing rapidly. Recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies in recent years, including market reviews conducted by the Competition & Markets Authority (CMA) and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (PCAs), the ICB, whose final report was published in 2012 and the Parliamentary Commission on Banking Standards whose report was published in 2013. These reviews raised significant concerns about the effectiveness of competition in the banking sector.

In 2014, the CMA published two market studies about SME banking and PCAs. On the basis of its findings and following consultation, the CMA made a market investigation reference (MIR) in relation to both SME banking and PCAs. An MIR can be made only if the CMA has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts or distorts competition. Such investigations typically last between 15-24 months and the CMA currently expects to publish provisional findings in September 2015. While it is too early to assess the potential impact on the RBS Group of these reviews and investigations, the competitive landscape in which the RBS Group operates may be significantly affected as a result and this impact will become more significant as the RBS Group implements its Transformation Plan and its business is increasingly concentrated in the UK on retail activities.

The wholesale banking sector has also been the subject of recent scrutiny. In 2014, the FCA launched a review of competition in the wholesale sector (primarily relating to competition in wholesale securities and investment markets and related activities such as corporate banking) to identify areas which might merit in-depth market study and in February 2015 announced that it would be launching a market study to investigate competition in investment and corporate banking services. Adverse findings resulting from this study may result in the imposition of fines or restrictions on mergers and consolidations within the UK financial sector and the FCA may also refer the matter further to the CMA, which has extensive powers to take measures to restore effective competition.

The competitive landscape in the UK is also likely to be affected by the UK Government's implementation of the ring-fence regime and other customer protection measures introduced by the Banking Reform Act 2013.  Although final ring-fence rules will not be available until 2016, firms (including the RBS Group) have submitted plans for their legal and operational structures to implement the new ring-fence regime to the PRA. The implementation of such plans may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position. This consolidation, in combination with the introduction of new entrants into the markets in which the RBS Group operates which is being actively encouraged by the UK Government is likely to increase competitive pressures on the RBS Group.

In addition, certain competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the RBS Group. Furthermore, the RBS Group's competitors may be better able to attract and retain clients and key employees, which may negatively impact the RBS Group's and/or the Group's relative performance and future prospects. In addition, recent and future disposals and restructurings by the RBS Group in the context of its Transformation Plan as well as constraints imposed on the RBS Group's compensation structure and its ability to compensate its employees at the same level as its competitors may also have an impact on its ability to compete effectively.

These and other changes to competition could have a material adverse effect on the RBS Group's and/or the Group's business, margins, profitability, financial condition and prospects.

The RBS Group's businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks although the RBS Group will be increasingly impacted by developments in the UK as its operations become gradually more focused on the UK.
On completion of the RBS Group's Transformation Programme its business focus will be preponderantly in the UK. However, the RBS Group's businesses and many of its customers are, and will be, affected by global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is increasingly uncertain due to a number of factors including geopolitical risks, concerns around global growth and deflation.  Risks to growth and stability stem mainly from continued imbalances in many countries in Europe and elsewhere, slowing growth in emerging markets and China and the potential consequences of continued sanctions and depressed oil prices on the Russian economy. Further instability may result from uncertainty as to how economies and counterparties will be affected, directly or indirectly, by lower oil prices and other commodity prices as well as to the impact of monetary policy measures adopted by the ECB, the US Federal Reserve and the Swiss Central Bank.  There remains considerable uncertainty about when the Bank of England and the Federal Reserve will begin to raise policy interest rates. The RBS Group's businesses and performance are also affected by financial market conditions.

Although capital and credit markets around the world have been relatively stable since 2012, financial markets, in particular equity markets, experienced higher volatility in the last quarter of 2014 which has continued into 2015. This volatility is attributable to many of the factors noted above.

In addition, the RBS Group is exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments could also adversely affect economic activity and have an adverse effect upon the RBS Group's and/or the Group's business, financial condition and results of operations.

The challenging operating environment for the RBS Group's businesses, created by uncertain economic and market conditions is characterised by:
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reduced activity levels, additional write-downs and impairment charges and lower profitability,  which either alone or  in combination with regulatory changes or the activities of other market participants  may restrict the ability of the RBS Group to access capital, funding and liquidity;

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prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth which constrain, through margin compression and low returns on assets, the interest income earned by the RBS Group; and

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the risk of increased volatility in yields and asset valuations as central banks start or accelerate looser monetary policies or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures. The resulting environment of uncertainty for the market and consumers could lead to challenging trading and market conditions.

Developments relating to current economic conditions and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on the RBS Group's and/or the Group's business, financial condition, results of operations and prospects.

As the RBS Group refocuses on its operations in the UK as a result of its Transformation Plan, and in particular the restructuring of the RBS Group's CIB business, it is increasingly exposed to the UK economy.  Although the prospects for the UK and the US remain the strongest among the G-7 and Ireland's economy continues to improve, actual or perceived difficult global economic conditions, failure to meet economic growth projections, particularly in the UK and the RBS Group's key markets, the worsening of the scope and severity of the weak economic conditions currently experienced by a number of EU member states and elsewhere, potential volatility in the UK housing market and restrictions on mortgage lending as well as increased competition, particularly in the UK, would create challenging economic and market conditions and a difficult operating environment for the RBS Group's and/or the Group's businesses.

The RBS Group is exposed to any weakening of the European economy and the renewed threat of default by certain countries in the Eurozone.
With few exceptions, countries in Europe have not yet recovered from the effects of the financial crisis. Consensus forecasts of growth in 2015 and 2016 for some of the largest European economies such as France and Italy are low.  In addition, the possibility of a European sovereign default has risen due to the recent election in Greece and the outcome and impact of ongoing negotiations by the new Greek government with respect to its outstanding debt is uncertain. The risk that the effect of any sovereign default spreads by contagion to other EU economies and the UK economy remains. The euro could be abandoned as a currency by one or more countries, or in an extreme scenario, the abandonment of the euro could result in the dissolution of the European Economic and Monetary Union (EEMU). While the European Central Bank announced in January 2015 a €1.1 trillion quantitative easing programme designed to improve confidence in Eurozone equities and encourage more private bank lending, there remains considerable uncertainty as to whether such measures will be successful.

The effects on the UK, European and global economies of any potential dissolution of the EEMU or exit of one or more EU member states from the EEMU and the resulting redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:
• result in significant market dislocation;
• heighten counterparty risk;
• result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;
• disrupt and adversely affect the economic activity of the UK and other European markets; and
• adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatches.

The occurrence of any of these events would have a material adverse effect on the RBS Group's and/or the Group's business, financial condition, results of operations and prospects.

The RBS Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan.
The RBS Group obtained State Aid approval for the aid given to the RBS Group by the UK Government as part of the placing and open offer undertaken by the RBS Group in December 2008.  RBSG announced on 9 April 2014 that it had entered into an agreement ("DAS Retirement Agreement") with HM Treasury for the future retirement of the Dividend Access Share ("DAS"). The EC concluded that these new arrangements did not constitute new state aid and approved changes to RBS Group's restructuring plan in its State Aid Amendment Decision of 9 April 2014. RBSG also entered into a Revised State Aid Commitment Deed with HMT under which it undertook to do all acts and things necessary to ensure that HMT is able to comply with the revised State aid commitments made by HMT to the EC, which mainly relate to the deadline for the RBS Group's divestment of the Williams & Glyn business and the divestment of the rest of the RBS Group's interest in CFG.

Implementation of the State Aid restructuring plan exposes the RBS Group to a number of risks. The most significant risks relate to required asset disposals, a number of which are now completed. The RBS Group completed an initial public offering of CFG's common stock in September 2014. The divestment of Williams & Glyn continues to progress following the announcement of a pre-IPO investment by a consortium of investors in September 2013.   The RBS Group is required, pursuant to the terms of the State Aid Amendment Decision, to dispose of its remaining interest in CFG by the end of 2016 (with a possible 12 month extension) and must divest its interest in Williams & Glyn by way of an initial public offering by the end of 2016 with the disposal of the remainder of its interest by the end of 2017. Under the terms of the State Aid Amendment Decision, a divestiture trustee may be empowered to conduct these disposals, with the mandate to complete the disposal at no minimum price, if the RBS Group fails to complete such required disposals within agreed or renegotiated time frames, which may result in the RBS Group achieving less than the full value of its investment due to then prevailing market conditions.  Furthermore, if the RBS Group is unable to comply with the terms of the State Aid Amendment Decision, including the required divestments, it might constitute a misuse of aid which could have a material adverse impact on the RBS Group and/or the Group.

The occurrence of any of the risks described above could have a material adverse effect on the RBS Group's and/or the Group's business, results of operations, financial condition, capital position and competitive position.

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the RBS Group and any proposed offer or sale of its interests may affect the price of securities issued by the RBS Group.
The UK Government, through HM Treasury, currently holds 62.3% of the issued ordinary share capital of the RBS Group. On 22 December 2009, the RBS Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in the RBS Group. Any breach of this agreement could result in the delisting of RBSG from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or UKFI on its behalf) may sell all or a part of its holding of ordinary shares at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for securities issued by the RBS Group and/or the Group.

In addition, UKFI manages HM Treasury's shareholder relationship with the RBS Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group will continue to have its own independent board of directors and management team determining its own strategy, should HM Treasury's intentions change, its position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, dividend policy, remuneration policy, or limiting the RBS Group's operations. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

The RBS Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy requirements.
Effective management of the RBS Group's capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The RBS Group is required by regulators in the UK, the EU, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. Adequate capital also gives the RBS Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets.  From 2016, in accordance with the provisions of the Capital Requirements Regulation ("CRR"),  a minimum level of capital adequacy will be required to meet new regulatory capital requirements allowing the RBS Group to make certain discretionary payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments.

The Basel Committee on Banking Supervision's package of reforms to the regulatory capital framework ("Basel III") raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 (CET1) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital. Global systemically important banks (GSIBs) will be subject to an additional CET1 capital requirement, depending on a bank's systemic importance. The RBS Group has been identified by the Financial Stability Board (FSB) as a GSIB. The FSB list of GSIBs is updated annually, based on new data and changes to methodology. The November 2014 update placed the RBS Group in the second from bottom category of GSIBs, subjecting it to more intensive oversight and supervision and requiring the RBS Group to have additional loss absorption capacity of 1.5% in CET1, to be phased in from the beginning of 2016.

In addition, regulatory proposals relating to domestically systemically important banks (DSIBs) continue to be progressed and could impact the level of CET1 that is required to be held by the RBS Group. The EBA published in December 2014 a quantitative methodology as to how European regulators could quantify which firms would qualify as DSIBs. In addition the Financial Policy Committee ("FPC") of the Bank of England intends to consult with firms in the UK on the UK framework.

Basel III has been implemented in the EU with a new Directive and Regulation (collectively known as "CRD IV") which became effective from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV have been and continue to be further supplemented through the Regulatory and Implementing Technical Standards ("RTSs"/"ITSs") produced by the European Banking Authority (EBA) and to be adopted by the European Commission which are not yet all finalised. The EU rules deviate from the Basel III rules in certain aspects, and provide national flexibility to apply more stringent prudential requirements than set out in the Basel framework.

Under CRD IV, the RBS Group is required, on a consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets of which at least 4.5% must be CET1 capital and at least 6% must be tier 1 capital (together, the "Pillar 1 requirements"). In addition, national supervisory authorities may add extra capital requirements to cover risks they believe are not covered or insufficiently covered by the Pillar 1 requirements (the "Pillar 2A guidance").   The PRA requires that Pillar 2A risks should be met with at least 56% CET1 capital, no more than 44% additional tier 1 capital and at most 25% tier 2 capital.  CRD IV also introduces five new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements and are to be met with CET1 capital: (i) the capital conservation buffer, (ii) the institution-specific counter-cyclical buffer, (iii) the global systemically important institutions buffer, (iv) the other systemically important institutions buffer and (v) the systemic risk buffer. Some or all of these buffers may be applicable to the RBS Group as determined by the PRA.

The combination of the capital conservation buffer, the institution-specific counter-cyclical capital buffer and the higher of (depending on the institution), the systemic risk buffer, the global systemically important institutions buffer and the other systemically important institution buffer, in each case (as applicable to the institution) is referred to as the "combined buffer requirement".  The PRA has also introduced a firm specific Pillar 2B buffer ("Pillar 2B buffer") which is based on various factors including firm-specific stress test results and is to be met with CET1.  The PRA will assess the Pillar 2B buffer annually and UK Banks are required to meet the higher of the combined buffer requirement or Pillar 2B requirement. The PRA published a consultation in January 2015 suggesting certain changes to its Pillar 2A framework which will introduce new methodologies for determining Pillar 2A capital as well as the PRA's approach to operating the Pillar 2A buffer.

In addition, under the provisions of the CRR, which took effect from 1 January 2014, deferred tax assets that rely on future profitability (for example, deferred tax assets related to trade losses) and do not arise from temporary differences must be deducted in full from CET1 capital. Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The regulatory treatment of such deferred tax assets is dependent on there being no adverse changes to regulatory requirements.

Under Article 141 (Restrictions on distribution) of the CRD IV Directive, member states of the EU must require that institutions that fail to meet the "combined buffer requirement" will be subject to restricted "discretionary payments" (which are defined broadly by CRD IV as payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments). The restrictions will be scaled according to the extent of the breach of the "combined buffer requirement" and calculated as a percentage of the profits of the institution since the last distribution of profits or "discretionary payment". Such calculation will result in a "maximum distributable amount" (or "MDA") in each relevant period. As an example, the scaling is such that in the bottom quartile of the "combined buffer requirement", no "discretionary distributions" will be permitted to be paid. In the event of a breach of the combined buffer requirement, the RBS Group will be required to calculate its maximum distributable amount, and as a consequence it may be necessary for the RBS Group to reduce discretionary payments.

In October 2014 the FPC published its recommendation on the overall leverage ratio framework for the UK banking system. The FPC recommended a minimum leverage ratio requirement of 3% (to be met 75% by CET1 and a maximum of 25% by additional tier 1 capital), a supplementary leverage buffer applied to G-SIBs equal to 35% of the corresponding risk weighted systemic risk buffer (to be met by CET1) and a countercyclical buffer equal to 35% of the risk weighted countercyclical capital buffer (also to be met by CET1).  Transition timings have been aligned to those laid out in Basel III and the exposure measure will follow that laid out by the Basel Committee for Banking Supervision.  The FPC explicitly ruled out a breach of the leverage ratio resulting in an automatic constraint to capital distributions via the "maximum distributable amount", preferring to leave this linked to risk weighted assets for the purposes of simplicity.

However, if a breach of the leverage buffers (both G-SIB and countercyclical) were to occur then a recovery plan would need to be discussed with the PRA.  The current RBS Group leverage ratio is 4.2% fully met through CET1 leaving it above the minimum requirement while the countercyclical buffer is close to zero.

In addition to the capital requirements under CRD IV, the bank resolution and recovery directive ("BRRD") introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and "eligible liabilities" (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities ("MREL"). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding. The UK Government has transposed the BRRD's provisions into law with a requirement that the Bank of England implements further secondary legislation to implement MREL requirements by 2016 which will take into account the regulatory technical standards to be developed by the EBA specifying the assessment criteria that resolution authorities should use to determine the minimum requirement for own funds and eligible liabilities for individual firms. The EBA noted that the technical standards would be compatible with the proposed term sheet published by the FSB on total loss absorbing capacity ("TLAC") requirements for GSIBs but there remains a degree of uncertainty as to the extent to which MREL and TLAC requirements may differ. As the implementation of capital and loss absorption requirements under BRRD in the UK is subject to adoption of secondary legislation and subject to PRA supervisory discretion in places, and the implementation and scope of TLAC remains subject to significant uncertainty, the RBS Group is currently unable to predict the impact such rules would have on its overall capital and loss absorption requirements or its ability to comply with applicable capital or loss absorbency requirements or to make certain discretionary distributions.
Building on changes made to requirements in relation to the quality and aggregate quantity of capital that banks must hold, the Basel Committee and other agencies are increasingly focussed on changes that will increase, or re-calibrate, measures of risk weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. There is no current global consensus regarding the key objectives of this further evolution of the international capital framework. One extreme position advocated by some regulators would materially deemphasise the role of a risk-based capital ratio.  A more broadly held opinion among regulators seeks to retain the ratio but also reform it, in particular by addressing perceived excessive complexity and variability between banks and banking systems.

In particular, the Basel Committee on Banking Supervision published a consultation paper in December 2014, in which it recommended reduced reliance on external credit ratings when assessing risk weighted assets and to replace such ratings with certain risk drivers based on the particular type of exposure of each asset. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that will impact RWAs at their conclusion.  While the quantum of impacts is uncertain owing to lack of clarity of definition of the changes and the timing of their introduction, the likelihood of an impact resulting from each initiative is high and such impacts could result in higher levels of risk weighted assets.

The Basel Committee changes and other future changes to capital adequacy and loss absorbency and liquidity requirements in the European Union, the UK, the US and in other jurisdictions in which the RBS Group operates, including the RBS Group's ability to satisfy the increasingly stringent stress case scenarios imposed by regulators and the adoption of the MREL and TLAC proposals, may require the RBS Group to issue Tier 1 capital (including CET1), Tier 2 capital and certain loss absorbing debt securities, and may result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards the RBS Group's regulatory capital. The requirement to increase the RBS Group's levels of CET1 and Tier 2 capital, or loss absorbing debt securities, which could be mandated by the RBS Group's regulators, could have a number of negative consequences for the RBS Group and its shareholders, including impairing the RBS Group's ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of the RBS Group. If the RBS Group is unable to raise the requisite amount of Tier 1 and Tier 2 capital, or loss absorbing debt securities it may be required to reduce further the amount of its risk weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group.

On a fully loaded Basel III basis, the RBS Group's CET1 ratio was 11.2% at December 31, 2014. The RBS Group's Transformation Plan targets a fully loaded Basel III CET1 ratio of 13% over the restructuring period. The RBS Group's ability to achieve such targets depends on a number of factors, including the implementation of the ring-fence, the execution of the restructuring of the RBS Group's CIB business and the implementation of the 2013/2014 Strategic Plan, which includes plans for a further significant restructuring of the Group as well as further sales of its remaining stake in CFG in the U.S. See 'Forward looking Statements' and 'The RBS Group's ability to achieve its capital targets will depend on the success of the RBS Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group'.

Any change that limits the RBS Group's ability to implement its capital plan, to access funding sources or to manage effectively its balance sheet and capital resources (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain key assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) could have a material adverse effect on its and/or the Group's business, financial condition and regulatory capital position.

The RBS Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government.
The credit ratings of RBSG, and other RBS Group members directly affect the cost of, access to and sources of their financing and liquidity. A number of UK and other European financial institutions, including RBSG, RBS plc and other RBS Group members, have been downgraded multiple times in recent years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools that allow burden sharing with debt holders. In 2014 credit ratings of RBSG, RBS plc and other RBS Group members were downgraded in connection with the RBS Group's creation of RCR, coupled with concerns about execution risks, litigation risk and the potential for conduct related fines. Rating agencies have continued to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies' methodologies could materially adversely affect the credit ratings of RBS Group companies. RBSG's long-term and short-term credit ratings were further downgraded by two notches in 2015 by Standard & Poor's Rating Services ("S&P") to reflect S&P's view that extraordinary government support would now be unlikely in the case of UK non-operating bank holding companies and is likely to become less predictable for bank operating companies in the UK under the newly enacted legislation implementing the bail-in provisions of the BRRD. On 17 March 2015 Moody's announced multiple rating reviews following the publication of its new bank rating methodology on 16 March 2015. The new methodology affects banking entities globally and reflects, among other things, Moody's lowered expectations about the likelihood of government support for European banks in light of the introduction of the BRRD. Moody's provided a preliminary indication of the outcome of its review which is to be completed later in 2015. Moody's preliminary indication contemplates that RBSG's long-term senior unsecured and issuer credit ratings would be downgraded by two notches to Ba1 and that the credit ratings of certain other RBS Group subsidiaries may also be downgraded. If these downgrades occur, the credit ratings of RBSG and of certain of its subsidiaries would, therefore, be considered to be below-investment grade by that credit agency.

Any further reductions in the long-term or short-term credit ratings of RBSG or of certain of its subsidiaries would increase borrowing costs, require the RBS Group, including the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may limit the RBS Group's and/or the Group's access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements. At 31 December 2014, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and RBS plc by the three main ratings agencies would have required the RBS Group to post estimated additional collateral of £4.5 billion, without taking account of mitigating action by management.

Any downgrade in the UK Government's credit ratings could adversely affect the credit ratings of RBS Group and or Group companies and may have the effects noted above. Credit ratings of RBSG, RBS PLC, The Royal Bank of Scotland N.V. ("RBS N.V.") and Ulster Bank Limited are also important to the Group when competing in certain markets, such as over-the-counter derivatives. Any further reductions in RBSG's long-term or short-term credit ratings or those of its subsidiaries, including RBS Plc could adversely affect the RBS Group's access to liquidity and capital markets, limit the range of counterparties willing to enter into transactions with the RBS Group and its subsidiaries, trigger additional collateral or other requirements, adversely affect its competitive position and/or increase its funding costs all of which could have a material adverse impact on the RBS Group's and/or the Group's earnings, cash flow and financial condition.

The RBS Group's ability to meet its obligations including its funding commitments depends on the RBS Group's ability to access sources of liquidity and funding.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2014 and such markets remain accommodating in the early part of 2015 (in part as a result of measures taken by central banks around the world, including the ECB), and the RBS Group's overall liquidity position remained strong, certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity. Although the measures taken by Central Banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significant spreads. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending and may restrict the RBS Group's access to traditional sources of funding or increase the costs of accessing such funding. The ability of the RBS Group's regulator to bail-in senior and subordinated debt under the provisions of BRRD implemented in the UK since January 2015 may also increase investors' perception of risk and hence affect the availability and cost of funding for the RBS Group.

Management of the RBS Group's liquidity and funding focuses, among other things, on maintaining a resilient funding strategy for its assets in line with the RBS Group's wider strategic plan.  Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, the RBS Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case, and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. The RBS Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral.  Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most.

The RBS Group relies on customer deposits to meet a considerable portion of its funding and it has targeted maintaining a loan to deposit ratio of around 100%. The level of deposits may fluctuate due to factors outside the RBS Group's control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group's ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the RBS Group's and/or the Group's financial condition and results of operations.

The RBS Group's businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the RBS Group's key regulators has had and is likely to continue to increase compliance risks and could have a material adverse effect on how the RBS Group conducts its business and on its results of operations and financial condition.
The RBS Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have changed recently and are subject to further material changes.  Among others, the adoption of rules relating to ring-fencing, prohibitions on proprietary trading, the entry into force of CRD IV and the BRRD and certain other measures in the UK, the EU and the US has considerably affected the regulatory landscape in which the RBS Group operates and will operate in the future. Increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBS Group's participation in government or regulator-led initiatives), have resulted in the RBS Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the RBS Group, the enactment of legislation and regulations in the UK and the EU, the other parts of Europe in which the RBS Group operates and the US  has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models. See also 'Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group's business. These changes could have a material adverse effect on the RBS Group and/or the Group'. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the RBS Group's ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Any of these developments (including failures to comply with new rules and regulations) could have an impact on how the RBS Group conducts its business, its authorisations and licences, the products and services it offers, its reputation, the value of its assets, and could have a material adverse effect on its business, funding costs and its results of operations and financial condition.  See 'Implementation by the RBS Group of the various initiatives and programmes which form part of the RBS Group's Transformation Plan subjects the RBS Group to increased and material execution risk'.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:
• requirements to separate retail banking from investment banking (ring-fencing);
• restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;
• the implementation of additional or conflicting capital, loss absorption or liquidity requirements, including those mandated under MREL or by the Financial Stability Board's recommendations on TLAC;
• restructuring certain of the RBS Group's non-retail banking activities in jurisdictions outside the UK in order to satisfy local capital, liquidity and other prudential requirements;
• the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
• the design and implementation of national or supra-national mandated recovery, resolution or insolvency regimes;
• additional rules and requirements adopted at the European level relating to the separation of certain trading activities from retail banking operations;
• further investigations, proceedings or fines either against the RBS Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

•      the imposition of government imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

• additional rules and regulatory initiatives and review relating to customer protection, including the FCA's Treating Customers Fairly regime;
• requirements to operate in a way that prioritises objectives other than shareholder value creation;

•      the imposition of restrictions on the RBS Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

• regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
• rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•      other requirements or policies affecting the RBS Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing;

• changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;
• reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;

•      the introduction of, and changes to, taxes, levies or fees applicable to the RBS Group's operations (such as the imposition of a financial transaction tax or changes in tax rates or to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax); and

• the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the RBS Group to comply with such laws, rules and regulations, may have a material adverse effect on the RBS Group's and/or the Group's business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the RBS Group's ability to engage in effective business, capital and risk management planning.

The RBS Group is subject to resolution procedures under resolution and recovery schemes which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the write off, write-down or conversion of the RBS Group's securities.
In the EU, the UK and the US regulators have or are in the process of implementing resolution regimes to ensure the timely and orderly resolution of financial institutions and limit the systemic risks resulting from the failure of global and complex financial groups.  In the EU and the UK, the BRRD which came into force on 1 January 2015, sets out a harmonised legal framework governing the tools and powers available to national authorities to address the failure of banks and certain other financial institutions. These tools and powers include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

In July 2014, the PRA published a paper on the implementation of the BRRD in the UK and in December 2014 HM Treasury published final versions of the statutory instruments transposing the BRRD which came into effect in January 2015.  The PRA published its final rules and requirements implementing the BRRD in January 2015.  The EBA also published final draft regulatory technical standards in December 2014 on the content of resolution plans and final guidelines on measures to reduce or remove impediments to resolvability. The implementation of the BRRD in the UK may also continue to evolve over time to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for GSIBs, in particular with respect to TLAC requirements.

As a result of its status as a GSIB and in accordance with the PRA's resolution and recovery schemes then in place in the UK, the RBS Group was required to meet certain resolution planning requirements by the end of 2012 and 2013. The RBS Group's US businesses and CFG made their required submissions to the Federal Reserve and the FDIC by their July 1, 2014 due dates.  The US supervisory agencies subsequently announced that, beginning in 2015, banks would be required to submit their annual resolution plans by 31 December of each year instead of by 1 July. Similar to other major financial institutions, both the RBS Group and its key subsidiaries remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities.

In addition to the preventive measures set out above, the UK resolution authority now has available a wide range of powers to deal with failing financial institutions. As a result of the implementation of BRRD in the UK in January 2015, the provisions of the Banking Act 2009 have been substantially amended to enable the relevant authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail. In addition to the existing stabilisation options available under the Banking Act 2009 being (i) the transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) the transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity, the resolution entity will now be able to rely on an asset separation tool which will enable the Bank of England to use property transfer powers to transfer assets, rights and liabilities of a failing bank to an asset management vehicle.  In addition, the new rules have transposed the BRRD requirement that the government stabilisation options may only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution.

Among the changes introduced by the Banking Reform Act 2013, the Banking Act 2009 was amended to insert a bail-in option as part of the powers available to the UK resolution authority.  The bail-in option was introduced as an additional power available to the Bank of England to enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The BRRD also includes a "bail-in" tool, which gives the relevant supervisory authorities the power to write down or write off claims (including debt securities issued by RBSG and its subsidiaries) of certain unsecured creditors of a failing institution and/or to convert certain debt claims to equity or to other securities of the failing institution or to alter the terms of an existing liability.  The UK Government amended the provisions of the Banking Act 2009, as amended by the Banking Reform Act 2013, to ensure the consistency of these provisions with the bail-in provisions under the BRRD which came into effect on 1 January 2015, subject to certain transition provisions effective for debt instruments as of 19 February 2015 and with the exception of provisions relating to MREL and Article 55 of the BRRD which relates to liabilities within the scope of the bail-in powers but governed by the law of a third country. Such bail-in mechanism, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors (including senior creditors) of the RBS Group (through write-down or conversion into equity of liabilities including debt securities) would be used to recapitalise and restore the RBS Group to solvency. The bail-in regime adopted under the BRRD (and implemented in the UK)  also provides that shareholders and creditors should not be left worse off as a result of the exercise of the stabilisation powers than they would have been had the bank not been resolved, but instead placed into insolvency. The exercise of the bail-in option will be determined by the resolution authority which will have discretion to determine whether the RBS Group has reached a point of non-viability. Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The methods for implementation of any resolution and recovery scheme remain the subject of debate, particularly with respect to banking group companies and for GSIBs with complex cross border activities. Such debate includes whether the bail-in tool may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIB.

The potential impact of these resolution and recovery powers may include the total loss of value of securities issued by the RBS Group and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the RBS Group to perform its obligations under its securities. The possible application of bail-in to the RBS Group's and/ or the Group's certain of their respective subsidiaries' debt securities and additional Tier 1 and Tier 2 capital securities may also make it more difficult to issue such securities in the capital markets and the cost of raising such funds may be higher than has historically been the case.

The RBS Group's operations are highly dependent on its IT systems and is increasingly exposed to cyber security threats.
The RBS Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the RBS Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the RBS Group's operations.  In June 2012, computer system failures prevented NatWest, RBS plc and Ulster Bank customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the RBS Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure. In addition, in November 2014, the RBS Group reached a settlement with the FCA and the PRA in relation to this incident and agreed a penalty of £42 million with the FCA and £14 million with the PRA. Ulster Bank, one of the RBS Group's subsidiaries, was also fined €3.5m by the Central Bank of Ireland in relation to the IT incident and IT governance failures which occurred in 2012.  The vulnerabilities of the RBS Group's IT systems are due to the complexity of the RBS Group's IT infrastructure attributable in part to overlapping multiple legacy systems resulting from the RBS Group's acquisitions and the consequential gaps in how the IT systems operate, and insufficient-investments in IT infrastructure in the past, creating challenges in recovering from system breakdowns. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the RBS  Group's ability to service its customers, could result in significant compensation costs, could breach regulations under which the RBS Group operates and could cause long-term damage to the RBS Group's and/or the Group's reputation, business and brands. The Group is also currently implementing a significant IT investment programme which involves execution risks and may not be successful. See 'The RBS Group is currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group's IT and operational investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the RBS Group's and/or the Group's operations and its ability to retain or grow its customer business'.

In addition, the RBS Group is subject to cyber-security threats which have targeted financial institutions as well as governments and other institutions and have increased in the recent years. Failure to protect the RBS Group's and/or the Group's operations from cyber-attacks could result in the loss of customer data or other sensitive information. During 2013, the RBS Group experienced a number of IT failures following a series of deliberate attacks which temporarily prevented RBS plc, CFG and NatWest customers from accessing their accounts or making payments. The Bank of England, the FCA and HM Treasury have identified cyber security as a systemic risk to the UK financial sector and highlighted the need for financial institutions to improve resilience to cyber-attacks and the RBS Group expects greater regulatory engagement on cyber security in the future. Although the RBS Group has been implementing remedial actions to improve its resilience to the increasing intensity and sophistication of cyber-attacks, the RBS Group expects to be the target of continued attacks in the future and there can be no assurance that the RBS Group will be able to prevent all threats.

The RBS Group's operations have inherent reputational risk.
Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders' expectations of the RBS Group's conduct and performance, is inherent in the RBS Group's business. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of the RBS Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the RBS Group conducts its business activities, the RBS Group's financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely affect the RBS Group's and/or the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. Reputational risks may be increased as a result of the implementation of the RBS Group's Transformation Plan. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the RBS Group's and/or the Group's business, financial condition, results of operations and prospects.

The RBS Group may suffer losses due to employee misconduct.
The RBS Group's businesses are exposed to risk from potential non-compliance with policies, regulatory rules, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the RBS Group and/or the Group. In recent years, a number of multinational financial institutions, including the RBS Group, have suffered material losses due to the actions of employees, including, for example, in connection with the LIBOR and foreign exchange investigations. It is not always possible to deter employee misconduct and the precautions the RBS Group takes to prevent and detect this activity may not always be effective.

The RBS Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
In previous years, severe market events resulted in the RBS Group, including the Group recording large write-downs on its credit market exposures. Any deterioration in economic and financial market conditions or weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the RBS Group's exposures. Valuations in future periods, reflecting, among other things, the then prevailing market conditions and changes in the credit ratings of certain of the RBS Group's assets, may result in significant changes in the fair values of the RBS Group's, including the Group's, exposures, such as credit market exposures and the value ultimately realised by the RBS Group may be materially different from the current or estimated fair value.

As part of the RBS Group's previous restructuring and capital initiatives, including the 2013/2014 Strategic Plan, it has already materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. The assets transferred to RCR (which included assets formerly part of the RBS Group's Non-Core division together with additional assets identified as part of a HM Treasury review), became part of the RBS Group's Capital Resolution Group ("CRG") as of 1 January 2014. In connection with the establishment of CRG, the RBS Group indicated its aspiration to remove the vast majority, if not all of the assets comprising RCR within three years which resulted in increased impairments of £4.5 billion which were recognised in Q4 2013. The value of the assets in RCR, excluding derivatives, was £14.9 billion at December 31, 2014 following significant reductions during 2014.  Although the RBS Group to date has successfully reduced the size of the RCR portfolio, the remaining assets in RCR may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. The CRG also includes the RBS Group's stake in the Williams & Glyn business as well as its remaining stake in CFG. In addition, as part of the restructuring of the RBS Group's CIB business, the RBS Group will be exiting or disposing of substantial parts of that business.  The RBS Group's interest in these businesses may be difficult to sell due to unfavourable market conditions for such assets or businesses. See also 'The RBS Group's ability to achieve its capital targets will depend on the success of the RBS Group's plans to further reduce the size of its business through  the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group'. Any of these factors could require the RBS Group and/or the Group to recognise further significant write-downs, realise increased impairment charges or goodwill impairments, all of which may have a material adverse effect on their financial condition, results of operations and capital ratios.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and to satisfy ring-fencing requirements.
The RBS Group maintains a number of defined benefit pension schemes for certain former and current employees. Pension risk is the risk that the assets of the RBS Group's various defined benefit pension schemes do not fully match the timing and amount of the schemes' liabilities which are long-term in nature, and as a result of which, the RBS Group is required or chooses to make additional contributions to the schemes.

Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The funded schemes hold assets to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of the asset portfolios, together with any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities.

In these circumstances, the RBS Group could be obliged, or may choose, to make additional contributions to the schemes. Given the economic and financial market difficulties that arose out of the financial crisis and the risk that such conditions may occur again over the near and medium term, the RBS Group has experienced and may continue to experience increasing pension deficits or be required or elect to make further contributions to its pension schemes. Such deficits and contributions could be significant and have an adverse impact on the RBS Group's and/or the Group's  results of operations or financial condition. In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013,a ratio of 82%. To eliminate this deficit, RBS Group will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

The Banking Reform Act 2013 requires banks to ring-fence specific activities (principally retail and small business deposits) from certain other activities. Ring-fencing will require changes to the structure of the RBS Group's existing defined benefit pension schemes as ring-fenced banks may not be liable for debts to pension schemes that might arise as a result of the failure of another entity of the ring-fenced bank's group, which could affect assessments of the RBS Group's schemes deficits. The Financial Services and Markets Act 2000 (Banking Reform Pensions) Regulations 2015 requires that ring-fence banks ensure that they cannot become liable for the pension schemes of the rest of their group, or anyone else after January 1, 2026.  The RBS Group is developing a strategy to meet the requirements of these regulations, which has been discussed with the PRA.  The implementation of this strategy will require the agreement of pension scheme trustees.  Discussions with the pension trustee will be influenced by the RBS Group's overall ring-fence strategy and its pension funding and investment strategies.  If agreement is not reached with the pension trustee, alternative options less favourable to the RBS Group will need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the RBS Group's existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee.

The financial performance of the RBS Group has been, and may continue to be, materially affected by counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.
The RBS Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the RBS Group's businesses. In particular, the RBS Group has significant exposure to certain individual counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (principally Germany, The Netherlands, Ireland and France) (at 31 December 2014 credit risk assets (excluding personal finance) in the UK were £180.8 billion, in North America £81.8  billion and in Western Europe (excluding the UK) £76.3 billion); and within certain business sectors, namely personal finance, financial institutions,  commercial real estate, shipping and the oil and gas sector (at 31 December 2014 personal finance lending amounted to £180.8 billion, lending to financial institutions was £91.5 billion, commercial real estate lending was £43.3 billion, lending to the oil and gas sector was £10.7 billion and lending against ocean going vessels was £10.4 billion). As the RBS Group implements its new strategy and withdraws from many geographic markets and materially scales down its activities in the United States, the RBS Group's relative exposure to the UK will increase significantly as its business becomes more concentrated in the UK.

The credit quality of the RBS Group's borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets.

Credit quality has improved in certain of the RBS Group's core markets, in particular the UK and Ireland, as these economies have improved.  However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the RBS Group's ability to enforce contractual security rights. In addition, the RBS Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the RBS Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the RBS Group's commercial real estate portfolio. Any such losses could have an adverse effect on the RBS Group's and/or the Group's results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the RBS Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the RBS Group interacts on a daily basis, all of which could have a material adverse effect on the RBS Group's access to liquidity or could result in losses which could have a material adverse effect on the RBS Group's and/or the Group's financial condition, results of operations and prospects.

In certain jurisdictions in which the RBS Group does business, particularly Ireland, additional constraints have been imposed in recent years on the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local and national governments. These constraints have lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, have resulted in the invalidation of purported foreclosures.

The EU, the ECB, the International Monetary Fund and various national authorities have proposed and implemented certain measures intended to address systemic financial stresses in the Eurozone, including the creation of a European Banking Union which, through a Single Resolution Mechanism (SRM) will apply the substantive rules of bank recovery and resolution set out in the BRRD. Current expectations are that the SRM will apply from 1 January 2016, subject to certain provisions which came into effect from 1 January 2015 relating to the cooperation between national resolution authorities and the financial stability board. The effectiveness of these and other actions proposed and implemented at both the EU and national level to address systemic stresses in the Eurozone is not assured.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the RBS Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the RBS Group and an inability to engage in routine funding transactions.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the RBS Group's and/or the Group's business and results of operations.
Some of the most significant market risks the RBS Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the RBS Group's non-UK subsidiaries and may affect the RBS Group's reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of Central Banks in Europe and of the Federal Reserve in the US and lead to sharp and sudden variations in foreign exchange rates. For accounting purposes, the RBS Group and the Group carry  some of their issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the RBS Group and the Group, may result in a change to the fair value of such debt, which is recognised in their respective income statements as a profit or loss.

The performance and volatility of financial markets affects bond and equity prices, has caused, and may in the future cause, changes in the value of the Group's investment and trading portfolios. Financial markets experienced significant volatility towards the end of 2014 and this trend has continued in early 2015, resulting in further short term changes in the valuation of certain of the Group's assets. In addition, during the last quarter of 2014, oil prices fell significantly against their historical levels and other commodity prices also decreased. The Group is exposed to oil prices though its exposure to counterparties in the energy sector and oil producing countries. Further or sustained decreases in oil prices could negatively impact counterparties and the value of the Group's trading portfolios. As part of its on-going derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The value or effectiveness of any credit protection that the RBS Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
The RBS Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the RBS Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the RBS Group and the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The RBS Group and the Group also recognise any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse impact on the Group's financial condition and results of operations.

In the UK and in other jurisdictions, the RBS Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009.

The FSCS is funded by levies on firms authorised by the FCA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition.

In addition, the BRRD requires Member States to establish financing arrangements for the purpose of ensuring the effective application by national resolution authorities of the resolution tools and powers, which will require national resolution funds to raise "ex ante" contributions on banks and investment firms in proportion to their liabilities and risk profiles as well as "ex post" funding contributions. Following the adoption of the European delegated regulation on "ex-ante" contributions, the UK government confirmed that it would implement the "ex post" funding requirements through the UK bank levy of the Finance Act 2011.

To the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
Under International Financial Reporting Standards (IFRS), the RBS Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives.

Generally, to establish the fair value of these instruments, the RBS Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the RBS Group's internal valuation models require the RBS Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates also need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the RBS Group's and/or the Group's earnings, financial condition and capital position.

The RBS Group relies on valuation, capital and stress test models to conduct its business and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macro economic environment in which the  RBS Group operates could have a material adverse effect on the RBS Group's and/or the Group's business, capital and results.
Given the complexity of the RBS Group's business, strategy and capital requirements, the RBS Group relies on analytical models to assess the value of its assets and its risk exposure and anticipate capital and funding requirements. The RBS Group's valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the RBS Group operates or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the risk profile of the RBS Group's financial instruments. Some of the analytical models used by the RBS Group are predictive in nature. The use of predictive models has inherent risks and may incorrectly forecast future behaviour, leading to flawed decision making and potential losses. The RBS Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the RBS Group in its forecasts or decision making. Should such models prove to be incorrect or misleading, decisions made by the RBS Group in reliance thereon could expose the RBS Group and/or the Group to business, capital and funding risk.

The RBS Group's results could be adversely affected in the event of goodwill impairment.
The RBS Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the RBS Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2014, the RBS Group carried goodwill of £6.3 billion on its balance sheet.

The value in use and fair value of the RBS Group's cash generating units are affected by market conditions and the performance of the economies in which the RBS Group operates. Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group's income statement, although it has no effect on the RBS Group's regulatory capital position. Further impairments of the RBS Group's goodwill could have an adverse effect on the RBS Group's results and financial condition.

Any significant write-down of goodwill could have a material adverse effect on the Group's results of operations.

The recoverability of certain deferred tax assets recognised by the RBS Group depends on the RBS Group's ability to generate sufficient future taxable profits and may be affected by changes to tax legislation.
In accordance with IFRS, the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. At 31 December 2014, the value of the RBS Group's deferred tax assets was £1.5 billion. In December 2014 the UK Government announced a proposed restriction on the use of certain brought forward tax losses of banking companies to 50% of relevant profits from 1 April 2015 which may also affect the recoverable amount of recognised deferred tax assets. In addition, the implementation of the rules relating to ring-fencing and the resulting restructuring of the RBS Group may further restrict the RBS Group's ability to recognise tax losses within the RBS Group as deferred tax assets.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 April 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary